Exhibit 99.3

OCTOBER 20 th , 2025 NASDAQ: RADX / ASX: RAD DECK ACCOMPANYING PRESS RELEASE

Notice & Disclaimer

The information in this presentation does not constitute personal investment advice. The presentation is not intended to be comprehensive or provide all information required by investors to make an informed decision on any investment in Radiopharm Theranostics Ltd ACN 647 877 889 (Company). In preparing this presentation, the Company did not take into account the investment objectives, financial situation and particular needs of any particular investor. Further advice should be obtained from a professional investment adviser before taking any action on any information dealt with in the presentation. Those acting upon any information without advice do so entirely at their own risk.

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RAD
RADIOPHARM THERANOSTICS
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Clinical Data Update From Four Clinical Trials (Oct 20th, 2025)

PROGRAM	TARGET & MOLECULE	INDICATION	ISOTOPE	PRECLINICAL	PHASE I	PHASE 2A	PHASE 2B	NOTES
RAD101	**Short Chain Fatty Acid** (small molecule)	Brain Mets	F18					Phase 2b enrolling, NCT06777433 12 patients dosed / 30 patients total Expect to complete enrollment 1Q26
RAD202	**HER2** (nanobody)	HER2+ solid tumors	Lu177					Phase 1 enrolling, NCT06824155 DL 1 at 30mCi completed DL 2 at 75mCi recruiting
RAD204	**PD-L1** (nanobody)	PD-L1+ solid tumors	Lu177					Phase 1 enrolling, NCT06305962 DL1 at 30mCi completed DL2 at 60mCi completed DL3 at xxmCi (DSMC decision in mid November)
RAD301	**Integrin [avB6]** (peptide)	Integrin αvβ6+ Pancreatic cancer	Ga68					Phase 1 imaging trial enrolling, NCT05799274 6 patients dosed / 9 patients total

RAD
RADIOPHARM THERANOSTICS

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Molecule: 18F - RAD101 Targeting MoA: SHORT CHAIN FATTY ACIDS Imaging for: SUSPECTED RECURRENT BRAIN METASTASES 4

RAD 101 DIAGNOSTIC

Imaging for Brain Metastasis


LINKER

CANCER CELL TARGET
Fatty acid oxidation

TARGETING MOLECULE
pivalate

RADIOACTIVE ISOTOPE
^{18}F


O
OH
18F

RAD 101 (PIVALATE) SMALL MOLECULE

Selectively targets fatty acid synthase: overexpressed in tumors but not normal brain cells

FATTY ACID SYNTHASE IS A VIABLE TARGET

- Upregulation of de novo fatty acid synthesis via Fatty Acid Synthase (FASN) enables cancer cells to grow in lipid-deprived brain microenvironment.
- Disruption of FASN activity can impair growth of brain metastases, representing a viable therapeutic target.

Imperial College London

IMAGING

- First-in-class Phase 2b imaging study currently recruiting (US).*
- High unmet need to detect early relapse after Stereotactic Radio Surgery in brain metastases from solid tumors of different origin
- ~300,000 new subjects diagnosed every year (US only)

RAD
RADIOPHARM THERANOSTICS

*NCT06777433
18F, fluorine-18; IIb, phase 2b; PET, positron emission tomography; US, United States.

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RAD 101 DIAGNOSTIC

Phase 2b Trial Design

Phase 2b imaging study in participants with suspected recurrent brain metastases from solid tumors

Eligibility
- Known history of brain metastases (lung, breast, colon, kidney, melanoma)
- Suspected relapse or progression following stereotactic radiosurgery (SRS)

→

10mCi RAD101 Whole Brain PET (N=30)

→

Endpoints
- Concordance between PET and MRI lesions

→

6 Months Longitudinal Follow-up

- **Study Design:**
  Single dose RAD101, max 370 MBq (10 mCi), administered IV followed by whole brain PET/MRI scan at 60 ± 10 min post-dose. Four-week screening period, 3-day imaging and safety follow-up, longitudinal imaging and data collection up to 6 months. Study size: n=30.

RADIOPHARM THERANOSTICS

IV, intravenous; MBq, megabecquerel; mCi, millicurie; MRI, magnetic resonance imaging; PET, positron emission tomography; SRS, stereotactic radiosurgery.

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Phase 2b imaging study currently recruiting (USA)* No competitor identified; RAD 101 is the only PET agent in clinical development for Brain Mets Large total addressable market: 300,000 new subjects diagnosed every year (US only) RAD 101 DIAGNOSTIC: CLINICAL DEVELOPMENT * NCT06777433 PRECLINICAL PHASE I PHASE2a PHASE2b PHASE3 UK UK 24 pts 22 pts 30 pts 150 pts 7 US UK UK UK

RAD 101 DIAGNOSTIC

Executive Summary - new clinical data

- RAD Phase 2b Study is currently ongoing and recruiting subjects
- Images from n=3 subjects in the ongoing study demonstrate the concept by showing increased metabolic activity in areas with equivocal MRI findings (suspected relapse)
- N=12 subjects dosed as of 10/20/2025; expected n=20 subjects by December; N=30/30 pts by Feb 2026
- Phase 2b readout in the first half of 2026

RAD
RADIOPHARM THERANOSTICS

[1]S. Islam et. Al., EJNMMI; 07 February 2025; https://doi.org/10.1007/s00259-025-07118-0
MRI, magnetic resonance imaging; SOC, standard of care; SUV, standardized uptake value.

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Study Patient #1 Note: the PET of patient #1 and patient #2 have inverted gray scales. In patient #1, PET metabolic activity is black. In patient #2, activity is white MRI, magnetic resonance imaging; PET, positron emission tomography; SRS, stereotactic radiosurgery. 9 RAD 101 DIAGNOSTIC MRI shows a suspected relapsed brain metastasis after SRS (see reticle) PET shows dark spot of metabolic activity in same location, increasing the possibility of this being a relapse MRI PET

Study Patient #2 Note: the PET of patient #1 and patient #2 have inverted gray scales. In patient #1, PET metabolic activity is black. In patient #2, activity is white MRI, magnetic resonance imaging; PET, positron emission tomography; SRS, stereotactic radiosurgery. 10 RAD 101 DIAGNOSTIC MRI shows a suspected relapsed brain metastasis after SRS (see reticle). It is unclear if this is active tumor or necrosis following SRS (appearance of a cavity) MRI PET PET shows high metabolic activity (white ring) surrounding a dark necrotic area (cavity) which is strongly indicative of a relapsed brain metastasis surrounding a necrotic area

Study Patient #3 MRI with suspected relapsed brain metastasis after SRS. It is unclear if this (or how much) is active tumor or necrosis following SRS PET scans showing high metabolic activity in a significantly larger area of the brain compared to the MRI, indicative of a relapsed brain metastasis beyond the area in question from MRI MRI PET PET 11

Molecule: 177Lu - RAD202 Targeting MoA: HER2 Therapeutic for: HER2+ TUMORS 12

RAD 202 THERAPEUTIC

RAD 202 Utilizes Anti-PD-L1 Nanobody as Targeting Moiety


LINKER
CANCER CELL
TARGET
HER2
TARGETING
MOLECULE
Sd mAb
RADIOACTIVE
ISOTOPE
177Lu


~15 kDa
2.5 nm
4 nm

HER2 NANOBODY

High specificity & affinity single-domain antibody

- HER2 pathway well validated
- Overexpression in breast, and gastroesophageal cancers
- Improved tumor penetration, accumulation and rapid blood clearance (small size)

HER2+ THERAPY FOR subjects REFRACTORY TO TRASTUZUMAB DERUXTECAN (Enhertu®)

Post-Enhertu® Market Increasingly Attractive

- Enhertu® moving up treatment lines (DESTINY-BREAST trials)
- Eligible patient numbers increasing (HER2-low/very low identification and approval)
- No established therapy following Enhertu® (total addressable market ~ USD 8-9 $B)

RAD
RADIOPHARM THERANOSTICS

HER2, human epidermal growth factor receptor 2; kDa, kilodalton; mAb, monoclonal antibody; nm, nanometer; Sd, single domain; USD, United States dollar.

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Primary Objectives (Phase 1, Treatment): o Safety and tolerability of 177 Lu - RAD202 o Recommended ph2 dose of 177 Lu - RAD202 Population : Her2+ (IHC, ISH) a/m solid tumors Phase 0 Imaging: Biodistribution, PK and radiation dosimetry of 177 Lu - RAD202 im in organs of interest and tumor lesions Phase I Therapeutic : 177 Lu - RAD202 tr dose escalation Phase 1 Trial Design ‘HEAT’ Trial (HER2 Antibody Therapy with Lutetium - 177) in subjects with HER2+ advanced solid tumors a/m, advanced or metastatic; DL, dose level; GBq, gigabecquerel; HER2, human epidermal growth factor receptor 2; IHC, immunoh ist ochemistry; ISH, in situ hybridization; Lu177, lutetium - 177; mCi, millicurie; PK, pharmacokinetics; TBD, to be determined. 14 RAD 202 THERAPEUTIC Dose Level Dose Phase 0 (Imaging Period with 177 Lu - RAD202 im ) Imaging dose 10 mCi Phase I (Treatment Period with 177 Lu - RAD202 tr ) Therapeutic DL1 30 mCi (1.1 GBq) DL2 75 mCi (2.7 GBq) DL3+ TBD PROGRAM TARGET & MOLECULE INDICATION Dx/Tx ISOTOPE 1ST HALF 2024 2ND HALF 2024 1ST HALF 2025 2ND HALF 2025 1ST HALF 2026 2ND HALF 2026 RAD 202 HER2 (Nanobody) HER2+ Solid Tumors Therapy Lu177 Preclinical Studies Completed Ethics Approval (Dec 2024) First Patient dosed 2 Cohorts Completed 2 Cohorts Data Release Phase 1 Last Patient Dosed

• There are currently n=3 subjects in treatment in cohort #1 (30 mCi) with data available • DSMC on Sept 30 th , approved the start of Cohort #2 at 75mCi • Significant amount of drug uptake (absorbed radiation dose) is observed in tumor lesions (cohort #1) • The safety profile has been very favorable, with few low - grade adverse events and no SAEs observed thus far Executive Summary | Current Study Status 1 Zhao et al, Br Canc Res (2024); Zhao et al, Mol Pharmaceut (2021) 99mTc, technetium - 99m; 177Lu, lutetium - 177; mCi, millicurie; NSCLC, non - small cell lung cancer; PD - 1, programmed death - 1; PD - L1, programmed death ligand - 1; PFS, progression - free survival. 15 RAD 202 THERAPEUTIC

Lesion Dosimetry | First 3 Patients Show Very High Tumor Uptake PATIENT #1 Absorbed Dose at 30 mCi Cycle Lesion Volume (ml) 2 Dose (Gy), with PVC 1,2 C1 ROI - 2 2.26025 3.57 C1 ROI - 3 3.634 2.07 C1 ROI - 4 10.36125 2.02 C1 ROI - 5 16.20966667 0.39 1 Partial Volume Correction applied. 2 Density of lesion: soft tissue = 1.0 g/mL. Bone = 1.3 g/mL 3 Lesions were contours based on thresholding (40%) method and volume was averaged over all timepoints *BR = background – shoulder and proximal thigh. T:BR = lesion SUVmax:BR SUVmean GBq, gigabecquerel; Gy, gray; ml, milliliter; PVC, partial volume correction; ROI, region of interest; SUV, standardized upta ke value; SUVmax, maximum standardized uptake value; SUVmean, mean standardized uptake value; TBR, target - to - background ratio. 16 RAD 202 THERAPEUTIC NM1 – SEC 2 5TP Baseline PET D0 ACSCRR [BQML 9.85] NM2a – SEC 3 5TP 2 nd follow up PET C1D2 ACSCRR [BQML 9.85] NM4 – SEC 5 Current PET C1D8 ACSCRR [BQML 9.85] SUV 6 5 4 3 2 1 0 7 Absorbed Dose at 30 mCi Cycle Lesion Volume (ml) Dose (Gy), with PVC 1,2 C1 ROI - 3 5.821 2.732 C1 ROI - 6 23.02025 1.581 C1 ROI - 7 43.224 1.831 C1 ROI - 8 145.1585 1.286 C1 ROI - 9 16.796 2.084 C1 ROI - 10 20.9355 2.092 C1 ROI - 11 20.31075 2.959 C1 ROI - 12 20.31075 1.558 C1 ROI - 13 30.34125 0.854 PATIENT #2 Absorbed Dose at 30 mCi Cycle Lesion (refer to Viedoc for lesion’s location for each ROI) Volume (ml) Dose (Gy), with PVC 1,2 C1 ROI - 2 48.7975 0.848 C1 ROI - 3 60.502 0.661 C1 ROI - 4 25.8 0.793 C1 ROI - 6 26.85 0.964 C1 ROI - 11 17.256 1.235 PATIENT #3

Treatment Emergent and Treatment - Related Adverse Events • All TEAEs in Dose Levels 1 were CTC Grade 1 and 2 • Only two AEs (both in the same patient) were considered ‘related’ by the treating physician: Grade 1 dysgeusia and Grade 1 pleural effusion Serious Adverse Events • There were no SAEs reported in Dose Level 1 Adverse Events Summary (interim data) | Dose Level 1

Molecule: 177Lu - RAD204 Targeting MoA: PD - L1 Therapeutic for: PD - L1+ TUMORS 18

RAD 204 THERAPEUTIC

RAD 204 Utilizes Anti-PD-L1 Nanobody as Targeting Moiety


LINKER
CANCER CELL
TARGET
PD-L1
TARGETING
MOLECULE
Sd mAb
RADIOACTIVE
ISOTOPE
177Lu


~15 kDa
2.5 nm
4 nm

Anti-PD-L1 Nanobody

High affinity single domain monoclonal antibody

PD-L1 Immune Checkpoint

- Antigen expression mediates evasion of immune responses by cancer cells
- Inhibition leads to antitumor activity

BENEFITS OF NANOBODIES

- Specificity and affinity of a full-size antibody; binds to different epitopes than approved full-sized antibodies
- Improved tumor penetration and accumulation (small size)
- Rapid blood clearance

THERAPEUTIC APPLICATION

- First-in-class PD-L1 radiotherapeutic in development
- High unmet need in subjects refractory to Checkpoint Inhibitors
- Very large total addressable market in 2nd line metastatic, post Checkpoint Inhibitors+ chemotherapy

RAD
RADIOPHARM THERANOSTICS

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Dose Level Dose Phase 0 (Imaging Period with 177 Lu - RAD204 im ) Imaging dose 10 (0.37 GBq) Phase I (Treatment Period with 177 Lu - RAD204 tr ) Therapeutic DL1 30 mCi (1.1. GBq) DL2 60 mCi (2.2 GBq) DL3+ TBD Phase 1 Trial Design 177 Lu - anti - PD - L1 single domain AB in metastatic solid tumors 20 Primary Objectives o Safety and tolerability of 177 Lu - RAD204 o Recommended ph2 dose of 177 Lu - RAD204 tr Study Design BOIN for escalation / de - escalation. Population: History of PD - L1 positive (> 1%) metastatic tumors Imaging Phase 0 Biodistribution, dosimetry and PK with low dose 177 Lu - RAD204 im in organs of interest and tumor Therapeutic Phase 1 177 Lu - RAD204 tr dose escalation RAD 204 THERAPEUTIC BOIN, Bayesian optimal interval; DL, dose level; GBq, gigabecquerel; mCi, millicurie; PD - L1, programmed death ligand - 1; PK, phar macokinetics; TBD, to be determined. PROGRAM TARGET & MOLECULE INDICATION Dx/Tx ISOTOPE 1ST HALF 2024 2ND HALF 2024 1ST HALF 2025 2ND HALF 2025 1ST HALF 2026 RAD 204 NCT06305962 PD - L1 (Nanobody) PD - L1+ Solid Tumors Therapy Lu177 Ethics Approval Received • First Patient Treated • Approval for Trial Expansion in 6 Tumor Types 1 Cohort Completed 2 Cohorts Completed Phase 1 dose escalation completed

Executive Summary – Current Study status *One patient (Patient 003 - 009) is not DLT - evaluable (consent withdrawal due to personal reasons) NSCLC, non - small cell lung cancer; PD - 1, programmed death - 1; PDL - 1, programmed death ligand - 1; PFS, progression - free survival. • Preliminary data are available from n=3 subjects in cohort #1 (30mCi) and n=3* subjects from cohort #2 (60mCi) • DSMC meeting planned for mid of November to certify Cohort #2 completion and to approve start of Cohort #3 • The clinical activity is under evaluation. Thus far, 2/3 subjects (67%) at the lowest (30mCi) dose level have shown disease stabilization and treatment duration of 5+ months, which exceeds the typical PFS of approximately 3.5 months reported in such a last line patient population of NSCLC • The safety profile has been very favorable, with few adverse events and no related SAEs observed thus far RAD 204 THERAPEUTIC 21

RAD 204 THERAPEUTIC Absorbed dose at 30 mCi Cycle Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy), with PVC 1,2 C1 Primary (left lung apex) 111.8758 3 2.8 4.36 0.18 C1 Primary - core 11.48 0.46 C1 RLL met 32.3506 3 2.95 4.57 0.23 C1 RLL met - CT 5.97 4 0.59 C1 RML met 25.6196 3 4.2 6.09 0.52 C1 RML met – core 11.44 0.78 1 Partial Volume Correction applied. 2 Density of lesion: soft tissue = 1.0 g/mL. Bone = 1.3 g/mL 3 Lesions were contours based on thresholding (40%) method and volume was averaged over all timepoints 4 CT - based contouring is smaller than 11.5 mL.So the “core” contouring was not performed. * BR = background – shoulder and proximal thigh. T:BR = lesion SUV max :BR SUV mean 22 SUV 6 5 4 3 2 1 0 7 C1 RML C1 RLL Location of sampling PD - L1 expression IHC (%) Right lung 10 Lesion Dosimetry | 003 - 001 (NSCLC) Selective uptake of 177 Lu - RAD204 in primary and metastatic pulmonary lesions

Lesion Dosimetry | 003 - 002 (sqNSCLC) Selective uptake of 177 Lu - RAD204 in pulmonary lesions RAD 204 THERAPEUTIC Absorbed dose at 30 mCi Cycle Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy), with PVC 1 C1 Primary (Left lung perihilar) 151.4286 4 4.54 6.16 0.16 C1 Primary – core 11.47 0.74 C2 3 Primary 201.22 4 0.15 C2 3 Primary - core 11.288 0.77 1 Partial Volume Correction applied 2 Density of lesion: soft tissue = 1.0 g/mL. Bone = 1.3 g/mL 3 C2 dosimetry is based on STD approach. 4 Lesions were contours based on thresholding (40%) method and volume was averaged over all timepoints. *BR = background – shoulder and proximal thigh. T:BR = lesion SUVmax:BR SUVmean 23 SUV 6 5 4 3 2 1 0 7 C2D1 C1D1 C3 C1D2 C4 C1D3 Location of sampling PD - L1 expression IHC (%) Left lung 95

Lesion Dosimetry | 003 - 006 (NSCLC) Selective uptake of 177 Lu - RAD204 in primary and metastatic pulmonary lesions RAD 204 THERAPEUTIC Absorbed dose at 30 mCi Cycle Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy), with PVC 1 Im Primary (RUL) 47.3216 2.7 3.4 0.18 Im T2 43.797 3.5 4.4 0.15 C1 Primary (RUL) 103.7125 1.7 3.0 0.14 C1 T2 49.9054 2.78 4.78 0.21 C1 L Liver 71.7364 5 8.6 0.42 C2* Primary (RUL) 97.159 0.11 C2* T2 81.58 0.13 C2* L Liver 82.346 0.24 1 Partial Volume Correction applied 2 Lesions were contours based on thresholding (40%) method and volume was averaged over all timepoints. 3 Density of lesion: soft tissue = 1.0 g/mL. Bone = 1.3 g/mL * BR = background – shoulder and proximal thigh. T:BR = lesion SUV max :BR SUV mean 24 IMD2 IMD2 SUV 6 5 4 3 2 1 0 7 ImD – T2 ImD – Primary (RUL) IMD3 IMD3 IMD4 IMD4 Location of sampling PD - L1 expression IHC (%) Right lung 30

x Cohort 1 - 30mCi Dose Level Preliminary Clinical Activity (PFS of 5+ months) in 2/3 subjects (67%) exceeds historical controls 25 RAD 204 THERAPEUTIC 1 subjects without actionable mutations. Soon YY, et al. Clinical Trial and Real - World Outcomes of subjects With Metastatic NSCLC in the Post - Platinum - Based Chemotherapy Failure Setting. JTO Clin Res Rep. 2023;4(11):100579. Published 2023 Sep 28. doi:10.1016/j.jtocrr.2023.100579. 0 1 2 3 4 5 6 Participant Dose RAD204 – Swimmer Lane Plot 003 - 006_(DL1/30mCi/1.1GBq) 003 - 002_(DL1/30mCi/1.1GBq) 003 - 001_(DL1/30mCi/1.1GBq) NSCLC Last Line Historical Progression Free Survival ≅ 3.5 months 1 Event Type Stable disease (SD) Disease Progression 177Lu - RAD204 Dose administered Months from Cycle 1

Lesion Dosimetry | Second Cohort at 60 mCi Data from a single administration in all three patients. RAD 204 THERAPEUTIC PATIENT #1 PATIENT #4 Absorbe d dose at 60 mCi Cycle Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy), with PVC 1,2 C1 Primary 113 2.1 5.1 0.33 C1 Lymph node axillary left (ROI - 3) 27 2.7 6.6 0.61 C1 Lymph node supraclavicular left (ROI - 4) 27 3 7.3 0.7 C1 Lymph node supraclavicular right (Level V) (ROI - 6) 37 1.8 4.3 0.35 C1 Liver Segment VI (ROI - 9) 47 6.3 15.4 3.0 # Patient 003 - 009 is not DLT - evaluable (consent withdrawal due to personal reasons) 1 Partial Volume Correction applied. 2 Density of lesion: soft tissue = 1.0 g/mL. Bone = 1.3 g/mL 3 Lesions were contours based on thresholding (40%) method and volume was averaged over all timepoints * BR = background – shoulder and proximal thigh. T:BR = lesion SUV max :BR SUV mean 26 Absorbed dose at 60 mCi Cycl e Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy), with PVC 1,2 C1 ROI - 4 8.3 2.5 4.7 0.5 Absorbed dose at 60 mCi Cycle Lesion Volume (ml) 2 D1 SUV max SUV T:BR* Dose (Gy) IM with PVC 1,2 Dose (Gy) C1 with PVC 1,2 IM ROI - 7 (Spleen) 16.28 15.2 20.7 1.0 2.8 PATIENT #5 PATIENT #6

Treatment - Emergent and Treatment - Related Adverse Events • Majority of TEAEs in Dose Levels 1 and 2 were CTC Grade 1 and 2 • There were a total of four Grade 3 events, all of which were pre - existing at study entry • Only one of the Grade 3 events was considered ‘related’ by the treating physician, despite it being pre - existing at study entry: increased lipase (isolated, asymptomatic) Serious Adverse Events • There were n=2 SAEs in Dose Levels 1 and 2. None were related to study drug • N=2 subjects experienced SAEs (resulting in hospitalization) which were due to 1) subject with worsening of previous underlying non - cancerous condition (lung infection) and 2) n=1 subject with worsening of underlying cancerous condition (progression of disease) • Neither of these two subjects received a therapeutic dose of the study drug. One subject only underwent screening, the other subject only received one imaging dose of 10mCi Adverse Events Summary (interim data) | Dose Levels 1 and 2 RAD 204 THERAPEUTIC

Molecule: 68Ga - RAD301 Targeting MoA: αVβ6 INTEGRIN Imaging for: PANCREATIC CANCER 28

RAD 301 DIAGNOSTIC

Imaging for Pancreatic Cancer


LINKER
CANCER CELL TARGET
integrin αvβ6
TARGETING MOLECULE
trivehexin
RADIOACTIVE ISOTOPE
^{68}Ga


TRAP
R = c[YRGDLAYp(NMe)K]: Trivehexin

RAD 301 (Trivehexin) PEPTIDE

- RGD peptide (arginylglycylaspartic acid)
- Integrin αvβ6 receptor antagonist
- Design features include hydrophilicity to reduce non-specific uptake into undesired organs and increase clearance in plasma, trimerization to increase affinity, cyclicity for better selectivity, uptake and tumor retention

INTEGRIN αvβ6

- Upregulated target often referred to as “cancer integrin” given its role in activation of TGFβ; expression correlates with decreased survival in numerous carcinomas.
- Pfizer αvβ6 integrin ADC Phase III in NSCLC.

αvβ6 INTEGRIN EXPRESSING TUMORS

- Pancreatic cancer is first targeted indication (~60% expression).
- Approx. n=80 subjects already dosed in IIS and under German compassionate use program.
- Strong peer reviewed presence in several journals and congresses.

RAD
RADIOPHARM THERANOSTICS

68Ga, gallium-68; αvβ6, alpha-v beta-6; ADC, antibody drug conjugate; IIa, phase 2a; n, number of subjects; NSCLC, non-small cell lung cancer; RGD, arginylglycylaspartic acid; TGFβ, transforming growth factor beta; Tx, treatment.

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RAD 301 DIAGNOSTIC

80 Subjects Imaged With 68GA-RAD301 To Date

Multi-indication Potential Beyond Pancreatic Cancer

- **44 subjects:** Pancreatic Ductal Adenocarcinoma (PDAC) imaged under 3rd party (Germany) compassionate use*
- **32 subjects:** 12 PDAC, 20 Head & Neck Squamous Cell Carcinoma(HNSCC) imaged in Investigator Initiated Research (IIR)**
- **4 subjects:** single case publications in Non-Small Cell Lung Cancer (NSCLC), Triple Negative Breast Cancer (TNBC), Ovarian, Thyroid Cancer
- **Ongoing Phase 1** imaging study in Pancreatic Cancer ongoing at Montefiore, NY and United Theranostic, NJ***
- **Phase 1** is used to confirm Proof-Of Concept in subjects with metastatic pancreatic cancer
- **Phase 2** in preparation in subjects with loco-regional disease (pre-metastatic)

3rd PARTY COMPASSIONATE USE (Germany)*	IIR IN PDAC & HNSCC** + 4 Single Case Publications	PHASE 1 (USA)***	Phase 2 (USA)
44 pts	32 pts + 4 pts = 36 pts	9 pts	30 pts
✓	✓	Ongoing	In Preparation

RAD
RADIOPHARM THERANOSTICS

*Rehm J, et al. Front. Nucl. Med. 4:1487602. doi: 10.3389/fnume.2024.1487602, **Das, S. et al,. Clin Nucl Med 49, 733–740. doi.org/10.1097/RLU.0000000000005278
*** NCT05799274.
HNSCC, head and neck squamous cell carcinoma; IIR, investigator-initiated research; NSCLC, non-small cell lung cancer; PDAC, pancreatic ductal adenocarcinoma; TNBC, triple negative breast cancer.

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UPCOMING MILESTONES PROGRAM 2NDHALF 2024 1STHALF 2025 2NDHALF 2025 RAD301 Phase I Phase 1 ongoing Phase 1 ongoing Last patient dosed ACHIEVED PROGRAM 1ST HALF 2026 2ND HALF 2026 1ST HALF 2027 2NDHALF 2027 RAD301 Phase 2 CLINICAL SITES EXPANSION TRIAL START ENROLLING TRIAL COMPLETED TRIAL POPULATION Metastatic Pancreatic Cancer - Adequate for proof of concept - subjects with more extensive disease, more frail, difficult to recruit - Limited patient benefit TRIAL POPULATION Loco - Regional Pancreatic Cancer High risk of metastatic disease - Higher unmet need - Higher patient benefit - Healthier patient population - Easier to recruit - More willing to participate in trials - Larger prevalence 31

Executive Summary 32 RAD 301 DIAGNOSTIC αVβ6, alpha - v beta - 6 integrin; cm, centimeter; GYN, gynecologic; n, number of subjects; RAD301, radiolabeled αVβ6 - targeted diagn ostic agent. • Phase 1 company - sponsored study underway in healthy volunteers and pancreatic cancer subjects to characterize biodistribution, image quality and organ/tumor dosimetry • Preliminary results from n=3 subjects in RADs ongoing study thus far suggest high sensitivity for detection and monitoring of primary tumors and metastatic lesions as small as <1cm • 6 subjects dosed as 10/20/2025; expected 9/9 subjects by Dec 2025

PET/CT Scan | Patient 1 Pancreatic Cancer patient with large pancreatic mass visible in PET RAD 301 DIAGNOSTIC Axial Slice 289/423 Coronal Slice 82/144 AC, attenuation corrected; PET, positron emission tomography. 33

PET/CT Scan | Patient 2 Pancreatic Cancer patient with multiple bilateral metastatic pulmonary nodules ranging in size from 1.3 to 2.2. cm RAD 301 DIAGNOSTIC Axial cm, centimeter; CT, computed tomography; PET, positron emission tomography. 34

PET/CT Scan | Patient 3 Pancreatic cancer patient with multiple metastatic lung nodules <1cm RAD 301 DIAGNOSTIC Axial cm, centimeter; CT, computed tomography; PET, positron emission tomography. 35

Appendix www.radiopharmtheranostics.com 36

Company Pipeline – 6 Molecules in Clinical Stage by December 2025

	PROGRAM	TARGET & MOLECULE	INDICATION	ISOTOPE	PRECLINICAL	PHASE I	PHASE IIA	PHASE IIB	NOTES
IMAGING TRIALS	RAD101	**Short Chain Fatty Acid** (small molecule)	Brain Mets	F18					Phase 2b enrolling, **NCT06777433** Expected to be fully enrolled in Q1 2026
IMAGING TRIALS	RAD301	**Integrin [avB6]** (peptide)	Integrin αvβ6+ Pancreatic cancer	Ga68					Phase 1 enrolling, **NCT05799274** Expected to be fully enrolled by Q4 2025
THERAPEUTIC TRIALS	RAD204	**PD-L1** (nanobody)	PD-L1+ solid tumors	Lu177					Phase 1 enrolling, **NCT06305962** Dose 1 (30mCi) completed; Dose 2 (60mCi) ongoing; Dose 3 to start in Q4 2025
THERAPEUTIC TRIALS	RAD202	**HER2** (nanobody)	HER2+ solid tumors	Lu177					Phase 1 enrolling **NCT06824155** Dose 1 (30mCi) completed; Dose 2 (75mCi) to start in October 2025
THERAPEUTIC TRIALS	RV01	**B7-H3** (mAb)	B7-H3+ solid tumors	Lu177					IND approval 07/2025 **NCT07189871** FPFV expected Q4 2025
THERAPEUTIC TRIALS	RAD402	**KLK3** (mAb)	Advanced prostate cancer	Tb161					Ethics submission in 9/2025 FPFV expected Q4 2025

RAD
RADIOPHARM THERANOSTICS

B7-H3, B7 homolog 3; F18, fluorine-18; Ga68, gallium-68; HER2, human epidermal growth factor receptor 2; KLK3, kallikrein-related peptidase 3; Lu177, lutetium-177; mAb, monoclonal antibody; PD-L1, programmed death ligand-1; Tb161, terbium-161.

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SECURED & REDUNDANT RADIOISOTOPE SUPPLY CHAINS FOCUS ON CLINICALLY PROVEN RADIOISOTOPES FROM EXISTING GLOBAL SUPPLY CHAINS, ENABLING SAFE & RELIABLE DISTRIBUTION Beta Particles Most used therapeutic isotope Well proven therapeutic index FDA approved for solid tumors Long half - life allows for global distribution Beta & Auger Particles Innovative dual atomic particle functionality combining the benefits of Beta cross - fire effect and Auger short - distance high - energy (similar to alpha emission) Potential efficacy in both solid tumors & micrometastases Long half - life allows for global distribution 177 - Lutetium 161 - Terbium 38

Revolutionizing Oncology Treatment with Radiopharmaceuticals

Fully funded to achieve multiple near-term catalysts with the potential for value creation

Achievements

- ✓ Initiated Phase I therapeutic study of RAD-204 (PDL1) in solid tumor cancers
- ✓ Initiated Phase 2b imaging study of RAD-101(Brain Mets)
- ✓ Initiated Phase I clinical study of RAD-202 (HER2) in solid tumor cancers
- ✓ Successful IND approval for B7H3-mAb Phase I Therapeutic trial
- ✓ Listed ADRs on Nasdaq

Upcoming Milestones

- **Q4 2025 (ongoing)**: Interim data released for Phase 2b imaging study of RAD-101 (Brain Mets) – ***Positive data from first 3 patients now available***
- **Q4 2025 (ongoing)**: Early cohort data from Phase 1 study of RAD-204 (PDL1) in solid tumor cancers – ***Favorable preliminary safety data from first 3 patients in cohort #1 and cohort #2 now available***
- **Q4 2025 (ongoing)**: Early cohort data from Phase 1 study of RAD-202 (HER2) in solid tumor cancers – ***Favorable preliminary safety data from first 3 patients in cohort #1 now available***
- ***Q4 2025 (ongoing):*** *Interim data released from Phase 1 study with RAD 301 (AvB6) –* ***Positive data from first 3 patients now available****.*
- **H1 2026**: Primary outcome Phase 2b imaging study of RAD-101 (Brain Mets)
- **H1 2026**: Phase 1 dose escalation data of RAD-204 (PDL1) in solid tumor cancer
- **H2 2026**: Phase 1 dose escalation data of RAD-202 (HER2) in solid tumor cancer
- **H2 2026**: Phase 3 start for imaging study of RAD-101 (Brain Mets)
- **H1 2027**: Phase 1 dose escalation data of RV01 (B7H3) in solid tumor cancer

RAD
RADIOPHARM THERANOSTICS
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CAPITAL RAISING 40

CAPITAL RAISING OVERVIEW

Company is raising approximately A$40 million via a two-tranche placement and SPP

Placement	• A$35 million two-tranche placement comprising: – A$12.5 million placement under the Company's available placement capacity under ASX Listing Rules 7.1 and 7.1A ("**Tranche 1**"); – A$22.5 million subject to the Company obtaining shareholder approval pursuant to ASX Listing Rule 7.1 ("**Tranche 2**") (together the "**Offer**" or "**Placement**") • Approximately 1,166.7 million new fully paid ordinary shares in RAD ("**New Shares**") to be issued under the Offer
Offer Price	• Shares under the Offer will be issued at a price of A$0.03 per New Share, representing an 18.9% discount to the last close on 15 October 2025 and a 17.0% discount to the 10-day VWAP up to and including 15 October 2025
Attaching Options	• Each 1 New Share under the Placement and SPP will receive 1 attaching option (**Attaching Options**). Attaching options will be exercisable at 30% premium to the offer price and have an expiry date of 31 October 2027. It is intended that Attaching Options will be listed, subject to ASX spread requirements . • Attaching Options are subject to shareholder approval at an extraordinary general meeting of the Company held in early December 2025 (**EGM**)
Strategic Investment	• Subject to shareholder approval, Lantheus Holdings, Inc. through its wholly owned subsidiary Lantheus Omega, LLC, will be participating for US$5 million (A$7.6 million) under the Offer, subject to shareholder approval at an EGM
Share Purchase Plan	• The Company will offer eligible shareholders the opportunity to participate in a Share Purchase Plan (SPP) and apply for up to A$30,000 of New Shares, to raise an additional A$5 million at the Offer Price • Record date for determining eligibility for the SPP is 7:00pm (AEDT), Friday 17 October 2025 • Further details in relation to the SPP, including the scale-back policy, will be provided to eligible shareholders in an offer booklet • The Company reserves the right to accept over subscriptions under the SPP subject to ASX Listing Rules and Corporations Act 2001 (Cth)
Ranking	• All new shares issued under the Offer will rank equally with existing RAD shares from the date of issue
Lead Manager and US Placement Agent	• Bell Potter Securities Limited ("**Bell Potter**") are acting as Lead Manager to the Offer • Leerink Partners LLC ("**Leerink**") and B. Riley Securities, Inc. ("**B Riley**") are acting as US Placement Agent to the Offer

RAD
RADIOPHARM THERANOSTICS

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CAPITAL RAISING AND USE OF FUNDS Company is raising approximately A$40 million , which it expects will fully fund its current clinical programs through multiple near - term catalysts and into 2027 SOURCE OF FUNDS A$M Existing Cash Balance 1 $19m Capital Raising 2 $40m TOTAL $59m 1 As of September 30, 2025 2 Assumes SPP is fully subscribed CAPITAL RAISE USE OF FUNDS A$M Drug Manufacturing CMC GMP production for RAD 204 & RAD 202(new batches for Phase II); CMC GMP production for RAD 302; RAD 402; RV01 (first batches to start Phase I) $6m Clinical Trials Phase 1 RAD 204, RAD 202, RAD 302, RV01, RAD 402 Phase 2b for RAD 101, Phase 2 RAD 301 $34m Administration, Working Capital and Offer Costs General working capital, corporate costs, and offer costs $19m TOTAL $59m 42

Thank You www.radiopharmtheranostics.com 43